[HUDSON TECHNOLOGIES, INC. LETTERHEAD]

July 18, 2012

VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Pamela Long, Assistant Director

Re:	Hudson Technologies, Inc.

Registration Statement on Form S-3
Filed July 3, 2012

File No. 333-182526

Dear Ms. Long:

Hudson Technologies, Inc. (the “Company,” “we” or “our”) is providing the following responses to the comments contained in your letter July 16, 2012 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”) on July 3, 2012 (the “S-3”). In order to facilitate your review, the comments contained in the Comment Letter, reproduced below, are followed by our response to such comments.

General

1.	Please tell us how you are eligible to conduct your offering on Form S-3. We note that the aggregate market value of your voting and non-voting common equity held by non-affiliates appears to be less than $75 million during the 60 days prior to filing the registration statement, so that you would not meet the requirement of General Instruction I.B.1 to use Form S-3. If you are relying on General Instruction I.B.4 to use Form S-3, please tell us how you have met the informational requirements to warrant holders required by General Instruction I.B.4(b) and (c). If you are relying on General Instruction I.B.6 to use Form S-3, please include the information on your prospectus cover page that is required by Instruction 7 to General Instruction I.B.6.

The Company acknowledges that it is not eligible to conduct this offering on a Form S-3 registration statement under General Instruction I.B.1 of Form S-3 as the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company, computed by use of the price at which the Company’s common stock was last sold on the NASDAQ Capital Market as of a date within 60 days prior to the filing of the Registration Statement, did not equal or exceed $75 million. However, the Company is eligible to conduct this offering on a Form S-3 registration statement since, as discussed in greater detail below, it has complied with General Instruction I.B.4 of Form S-3.

General Instruction I.B.4 permits registrants meeting the registrant requirements specified in General Instruction I.A to register on Form S-3 securities to be offered upon the exercise of outstanding warrants issued by the issuer of the securities to be offered, provided that (i) the issuer has sent, within the twelve calendar months immediately before the registration statement is filed, material containing the information required by Rule 14a-3(b) (the “Annual Report Information”) under the Securities Exchange Act of 1934, as amended, to all record holders of the warrants and (ii) the issuer has provided, within the twelve calendar months immediately before the Form S-3 registration statement is filed, the applicable information required by Items 401, 402, 403 and 407(c)(3), (d)(4), (d)(5) and (e)(4) of Regulation S-K (collectively, the “Regulation S-K Information”) to all holders of the warrants.

The Company confirms that, during 2012 and prior to the filing of the Form S-3, it mailed to all record holders of the outstanding warrants (i) a copy of its Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) relating to the Company’s Annual Meeting of Stockholders for 2011 and (ii) a copy of the Company’s Annual Report, including its Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”). The Proxy Statement and the Form 10-K collectively contained all of the Annual Report Information and the Regulation S-K Information that is required of the Company under General Instruction I.B.4 of Form S-3.

Based upon the foregoing, we respectfully submit that the Company is eligible to conduct this offering on a Form S-3 registration statement.

2.	We note that your original registration statement, SEC file number 333-151973, expired on September 5, 2011 under Rule 415(a)(5). Please tell us supplementally whether any offers or sales of the shares originally covered by this registration statement were made after this date. In this regard, we note that the new Form S-3 filed on July 3, 2012 registers 1,168,750 shares of common stock underlying outstanding warrants, which is 200,000 less than the amount offered on the July 2, 2010 prospectus supplement to your original registration statement.

For the information of the Staff, and as previously disclosed in Company filings with the Commission, the Company in 2011 re-purchased warrants to purchase 150,000 shares of the Company’s common stock. In addition, warrants to purchase 50,000 shares of the Company’s common stock were the subject of a “cashless” exercise, in accordance with the terms of the warrants, resulting in the issuance by the Company of 7,349 shares in March 2012. As a result, the number of shares underlying the presently outstanding warrants is 200,000 less than the amount offered pursuant to the July 2010 prospectus supplement to the Company’s original registration statement. The Company supplementally advises the Staff that no offers or sales of the shares originally covered by the original registration statement were made after September 5, 2011, other than in connection with the March 2012 cashless exercise of warrants described above.

We trust that the Staff will find the foregoing responses satisfactory and agree with the Company’s conclusion that no further amendments of the Form S-3 are necessary in connection therewith. If any member of the Staff should have any questions regarding the Form S-3 or any of our responses to the Comment Letter, please do not hesitate to contact the undersigned at 845.512.6004 or Richard DiStefano of Blank Rome LLP, our outside legal counsel, at 212.885.5372.

Sincerely,

/s/ Stephen P. Mandracchia

Stephen P. Mandracchia
Vice President Legal & Regulatory

cc:	Sherry Haywood

Richard DiStefano